082-03116

GREAT QUEST
METALS LTD.

08003866

July 8, 2008

SEC
Mail Processing
Section

JUL 15 2008

Washington, DC
101

SUPPL

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street NW
Mail Stop 3-7
Washington, DC
USA, 20549

To Whom It May Concern:

RE: Great Quest Metals Ltd. (the "Company")

Enclosed, for your files, is one copy of the Company's news release that was issued on July 8, 2008. This release was sent to the TSX Venture Exchange, BC Securities Commission and Canada Stockwatch.

Yours truly,

GREAT QUEST METALS LTD.

PROCESSED
JUL 23 2008
THOMSON REUTERS

J. Nestoruk

Jennifer Nestoruk
Corporate Secretary

/jn
enclosure

Dee 7/21

Suite 515, 475 Howe Street, Vancouver, BC V6C 2B3 Tel: 604-689-2882 Fax: 604-684-5854
Website: www.greatquest.com Email: info@greatquest.com

GREAT QUEST
METALS LTD.

Suite 515, 475 Howe Street
Vancouver, BC, Canada V6C 2B3

Tel: 604-689-2882
Fax: 604-684-5854

Website: www.greatquest.com
Email: info@greatquest.com

July 8, 2008

Annual General Meeting
$360,000 Private Placement Closes

VANCOUVER, BC -- Willis W. Osborne, President of Great Quest Metals Ltd. (TSXV: GQ; Frankfurt: GQM), reports that the Company held its Annual General Meeting on June 5, 2008, at which time Willis W. Osborne, Victor J.E. Jones, Scott B. Hean, Mahamadou Keita, and Robert Veitch were elected to the Company's board of directors. The following persons were appointed as officers: Victor J.E. Jones as Chairman and Chief Financial Officer, Willis W. Osborne as President and Chief Executive Officer, Mahamadou Keita as Vice President of Exploration and Jennifer Nestoruk as Secretary. The Company's Stock Option Plan received the approval of the shareholders, pursuant to which the directors may, from time to time, authorize the issuance of options to directors, officers, employees and service providers of the Company and its subsidiaries to a maximum of 10% of the issued and outstanding common shares at the time of the grant, with a maximum of 5% of the Company's issued and outstanding shares being reserved to any one person on a yearly basis.

In further news, the Company is pleased to announce the closing of a non-brokered private placement with total proceeds of $360,000. The private placement consisted of 3,000,000 units priced at $0.12 with each unit consisting of one common share and one-half of a one year, transferable share purchase warrant. Each full warrant entitles the holder to purchase one additional common share of the Company's capital stock at a price of $0.20 until June 18, 2009.

Finder's fees of $12,768 and 106,400 broker warrants were paid with the warrants exercisable at a price of $0.20 until June 18, 2009. All shares issued are subject to a four-month hold period and may not be traded in British Columbia until October 19, 2008.

ON BEHALF OF THE BOARD OF DIRECTORS
OF GREAT QUEST METALS LTD.

"Willis W. Osborne"

Willis W. Osborne
President

For additional information please contact:

12g3-2(b) Exemption #82-3116
Standard & Poor's Listed
Trading Symbol: GQ Frankfurt Exchange: GQM

Investor Relations:
George Butterworth: 604-689-2882
Toll Free: 877-325-3838

END